

SECURITI  SION

04004075

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47478

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___

MM/DD/YY (beginning)   MM/DD/YY (ending)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

PRIME INTERNATIONAL EQUITIES, L.L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 West Jackson Boulevard, 13th Floor
(No. and Street)

Chicago   **Illinois**   **60604**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark R. Montgomery   **(312) 663-5626**

(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

MAR 3 0 2004

THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants

(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, _____ MARK R. MONTGOMERY _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___ PRIME INTERNATIONAL EQUITIES, L.L.C.. ___ , as of _ December 31, 2003 _ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ NONE _____

_____

_____

_____
                                                                    Signature

                                                                    CFO
                                                                    _____
                                                                    Title

_____
Notary Public

```
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*     "OFFICIAL SEAL"              *
*     CHERI BRICHETTO              *
*     Notary Public, State of Illinois *
*  My Commission Expires 6/6/2004  *
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This report** contains (check all applicable boxes):
[X]   (a) Facing page.
[X]   (b) Statement of Financial Condition.
[X]   (c) Statement of Income (Loss).
[X]   (d) Statement of Changes in Financial Condition.
[X]   (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's
           Capital
[ ]   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X]   (g) Computation of Net Capital.
[X]   (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X]   (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
[X]   (j) A Reconciliation, including appropriate explanation, of the Computation of Net
Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve
Requirements Under Exhibit A of Rule 15c3-3.
[ ]   (k) A Reconciliation between the audit and unaudited Statements of Financial
           Condition with respect to methods of consolidation.
[X]   (l) An Oath or Affirmation.
[ ]   (m) A copy of the SIPC Supplemental Report.
[X]   (n) A report describing any material inadequacies found to exist or found to have
           existed since the date of the previous audit.
** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PRIME INTERNATIONAL EQUITIES, L.L.C.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

for the year ended December 31, 2003



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Member of
PRIME INTERNATIONAL EQUITIES, L.L.C.

We have audited the accompanying statement of financial condition of PRIME INTERNATIONAL EQUITIES, L.L.C. as of December 31, 2003, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PRIME INTERNATIONAL EQUITIES, L.L.C. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 10, 2004

PRIME INTERNATIONAL EQUITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2003

ASSETS

Cash	$	68
Receivables from broker-dealer		12,762,844
Securities owned, at market		
Long stocks		16,825,756
Long options		2,011,325
Due from affiliates		4,551,298
Investment in broker-dealer		60,000
	$	36,211,291

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Securities sold, not yet purchased, at market		
Short stocks	$	19,195,355
Short options		1,637,635
		20,832,990
Member's Equity		15,378,301
	$	36,211,291

See accompanying notes.

PRIME INTERNATIONAL EQUITIES, L.L.C.

STATEMENT OF OPERATIONS
for the year ended December 31, 2003

Revenues		
Trading income, net	$	2,918,657
Interest and dividends		1,154,515
Other income		(94,820)
		3,978,352
Expenses		
Traders fees		1,214,192
Commissions, brokerage and regulatory fees		1,024,625
Interest and dividends		722,202
Membership lease expense		47,282
		3,008,301
Net gain	$	970,051

See accompanying notes.

PRIME INTERNATIONAL EQUITIES, L.L.C.

STATEMENT OF CHANGES IN MEMBER'S EQUITY
for the year ended December 31, 2003

Balance, January 1, 2003	$	14,408,250
Member's contributions		
Member's withdrawals		
Net income		970,051
Balance, December 31, 2003	$	15,378,301

See accompanying notes.

PRIME INTERNATIONAL EQUITIES, L.L.C.

STATEMENT OF CASH FLOWS
for the year ended December 31, 2003

Operating Activities

Net income	$	970,051
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Changes in operating assets and liabilities:		
Receivables from broker-dealer		(3,497,072)
Securities owned, at market - stocks		(3,295,222)
Securities owned, at market - options		2,061,876
Due from affiliates		926,265
Securities sold, not yet purchased, at market - stocks		5,373,462
Securities sold, not yet purchased, at market - options		(2,539,360)
Net Cash Provided by Operating Activities		0

Financing Activities

Member's capital contributions		0
Member's capital withdrawals		0
Net Cash Used in Financing Activities		0

Net Increase in Cash		0
Cash, Beginning of Year		68
Cash, End of Year	$	68

See accompanying notes.

PRIME INTERNATIONAL EQUITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS
for the year ended December 31, 2003

1. **Organization and Business**

    Prime International Equities, LLC (the Company) is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Chicago Board Options Exchange (CBOE). As of January 1, 2000 the Company converted from a corporation to a limited liability company. The Company engages in market making activity and the speculative trading of stock, futures and options thereon and affects transactions only with other broker-dealers, and clears and carries its trading accounts with registered clearing members of the Exchange.

2. **Summary of Significant Accounting Policies**

    Revenue Recognition

    Securities transactions and related income and expenses are recorded on the settlement date basis. Generally Accepted Accounting Principles normally require an entity to record security transactions on a trade date basis, however, the majority of brokers and dealers record most securities transactions on the settlement date rather than the trade date. The difference between trade date and settlement date is not material to the Company's financial position at December 31, 2003, nor material to the results of its operations for the year then ended.

    Income Taxes

    No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the income tax returns of the member.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from those estimates.

3. **Due From Affiliates**

    Net amounts due from entities with common ownership at December 31, 2003 amounted to $4,551,298.

4.   **Net Capital Requirements**

The Company is a broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1).

At December 31, 2003, the Company had net capital and net capital requirements of approximately $9,316,360 and $250,000, respectively.

5.   **Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk**

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk, which include exchange-traded equity options contracts and short stocks.

Options contracts grant the writer a specified instrument under agreed terms. As a writer of options contracts, the Partnership receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities underlying the options.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

All financial instruments with off-balance sheet risk and other derivative financial instruments are held for trading purposes. Risk arises from the potential inability of counter parties or exchanges to perform under the terms of the contracts (credit risk) and from changes in the values of securities, interest rates, currency exchange rates or equity index values (market risk).

The contractual or notional amounts related to derivative financial instruments reflect the volume and activity and do not reflect the amounts at risk. At December 31, 2003, the contract or notional amounts of derivative financial instruments used for trading purposes were as follows: purchaser, for the payment of a premium, the right to either purchase from or sell to the

		Millions
Options held	$	35
Options written	$	41

In management's opinion, the market risk is substantially diminished when all financial instruments, including stocks owned and sold, not yet purchased, are aggregated.

At December 31, 2003, a significant credit concentration consisted of the total net equity of the Company with the Company's clearing brokers, First Options of Chicago, Inc. and ABN-AMRO/SAGE. Management does not consider any credit risk associated with these net receivables to be significant.

6.   **Trading Activities**

The Company trades in exchange traded equities and equity options contracts. The net trading gain from these activities for the year ended December 31, 2003 was $1,894,032.

The fair value of derivatives represents long and short options contracts at market value. The following table discloses the approximate fair values of derivative financial instruments held for trading as of December 31, 2003, as well as the approximate quarterly average fair values of derivatives held during 2003:

	December 31, 2003	Average During 2003
Equity and index options assets	$ 2,000,000	$ 4,000,000
Equity and index options liabilities	$ 1,750,000	$ 3,500,000

7.   **Clearing Agreement**

The Company has Joint Back Office (JBO) clearing agreements with First Options of Chicago, Inc. (FOC) and ABN-AMRO Sage Corporation. The agreements allow JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of these agreements, the Company has invested $10,000 in the preferred shares of FOC and $50,000 in the preferred shares ABN-AMRO. These investments are reflected as investments in brokers-dealers in the statement of financial condition. Under the rules of the Chicago Board Options Exchange (the "CBOE"), the agreements require that the Company maintain a minimum net liquidating equity of $1 million with each entity, exclusive of the preferred stock investment.

8.   **Litigation**

On December 28, 2001, an arbitration was filed before the National Association of Securities Dealers, Inc. in which the Company and a trader of the Company have been implicated.. The claim requests damages, punitive damages, costs and attorneys' fees. The Company and its legal counsel cannot yet express an opinion as to the ultimate outcome of the claim. Management intends to vigorously defend against the claim. No provision has been made in the financial statements for any loss that may result from the arbitration proceeding.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	**PRIME INTERNATIONAL EQUITIES, L.L.C.**	as of <u>December 31, 2003</u>

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition-Item 1800)		$ 15,378,301	[3480]
2.	Deduct: Ownership equity not allowable for net capital			[3490]
3.	Total ownership equity qualified for net capital		$ 15,378,301	[3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		$ -	[3520]
	B. Other (deductions) or allowable subordinated liabilities			[3525]
5.	Total capital and allowable subordinated liabilities		$ 15,378,301	[3530]
6.	Deductions and/or charges:			
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below)	$ 890,168 [3540]		
	1. Additional charges for customers' and non-customers' security accounts	[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts	[3560]		
	B. Aged fail-to-deliver	[3570]		
	1. Number of items [3450]			
	C. Aged short security differences- less reserved of [3460]	[3580]		
	2. Number of items [3470]			
	D. Secured demand note deficiency	[3590]		
	E. Commodity futures contract and spot commodities proprietary capital charges	[3600]		
	F. Other deductions and/or charges	[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)	[3615]		
	H. Total deduction and/or charges		$ (890,168)	[3620]
7.	Other additions and/or allowable credits (List)			[3630]
8.	Net Capital before haircuts on securities positions		$ 14,488,133	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):			
	A. Contractual securities commitments	[3660]		
	B. Subordinated securities borrowings	[3670]		
	C. Trading and Investment securities			
	1. Bankers' acceptance, certificates of deposit, and commercial paper	[3680]		
	2. U.S. and Canadian government obligations	[3690]		
	3. State and municipal government obligations	[3700]		
	4. Corporate obligations	[3710]		
	5. Stocks and warrants	[3720]		
	6. Options	[3730]		
	7. Arbitrage	[3732]		
	8. Other securities	$ 4,549,199 [3734]		
	D. Undue concentration	622,574 [3650]		
	E. Other (List)	[3736]	$ (5,171,773)	[3740]
10.	Net Capital		$ 9,316,360	[3750]
			OMIT PENNIES	

<u>Non-Allowable Assets (line 6.A):</u>

Investment in broker-dealer	$	60,000
Other assets		830,168
		890,168

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	**PRIME INTERNATIONAL EQUITIES, L.L.C.**	as of <u>December 31, 2003</u>

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	22,299	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$	250,000	[3760]
14.	Excess net capital (line 10 less 13)	$	9,066,360	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	9,480,451	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	$	334,314	[3790]
17.	Add: A. Drafts for immediate credit [3800] B. Market value of securities borrowed for which no equivalent value is paid or credited [3810] C. Other unrecorded amounts (List) [3820]			[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			[3838]
19.	Total aggregate indebtedness	$	334,314	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)	%	4	[3850]
21.	Percentage of aggregate indebtedness to net capital <u>after</u> anticipated capital withdrawals (line 19- by line 10 less item 4880 page 11)			[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits			[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	-	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$	-	[3760]
25.	Excess net capital (line 10 less 24)	$	-	[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)			[3851]
27.	Percentage o f N et Capital, <u>after</u> anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)			[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000	$	-	[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
 1. Minimum dollar net capital requirement, or
 2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PRIME INTERNATIONAL EQUITIES, L.L.C.

FINANCIAL AND OPTERATION COMBINED UNIFORM
SINGLE REPORT PART IIA
for the year ended December 31, 2003

Reconciliation Pursuant to Paragraph (d)(4) of Rule 17a-5

Following is a reconciliation and explanation for differences between the unaudited and audited FOCUS Part IIA Report as of December 31, 2003:

Net capital per unaudited FOCUS report	$ 9,316,360
Net capital per audited FOCUS report	$ 9,316,360

PRIME INTERNATIONAL EQUITIES, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
for the year ended December 31, 2003

The Company did not handle any customer cash or securities during the year ended December 31, 2003 and does not have any customer accounts.

PRIME INTERNATIONAL EQUITIES, L.L.C.

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
for the year ended December 31, 2003

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2003 and does not have any PAIB accounts.

PRIME INTERNATIONAL EQUITIES, L.L.C.

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
for the year ended December 31, 2003

The Company did not handle any customer cash or securities during the year ended December 31, 2003 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Member of
PRIME INTERNATIONAL EQUITIES, L.L.C.

In planning and performing our audit of the financial statements of PRIME INTERNATIONAL EQUITIES, L.L.C. (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

Our review indicated that the Company, although not exempt from Rule 15c-3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2003, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 10, 2004